SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Array BioPharma Inc.

(Name of Subject Company)

Array BioPharma Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04269X105

(CUSIP Number of Class of Securities)

Ron Squarer

Chief Executive Officer

3200 Walnut Street

Boulder, Colorado 80301

(303) 381-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts, 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Array BioPharma Inc. (“Array”) with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, relating to the tender offer by Arlington Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), other than Excluded Shares and Converted Shares (each as defined in the Merger Agreement, dated as of June 14, 2019, among Array, Pfizer and Purchaser) of Array for a purchase price of $48.00 per Share in cash, net to the seller without interest thereon and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by Pfizer and Purchaser with the SEC on June 28, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Tender Offer” on page 2 of this Schedule 14D-9:

The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on July 26, 2019, is being extended in accordance with the Merger Agreement to 6:01 p.m., Eastern Time, on July 29, 2019, unless further extended in accordance with the Merger Agreement.

The extension allows for the expiration of the waiting period applicable to the proposed transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is scheduled to expire at 11:59 p.m., Eastern Time, on July 26, 2019, unless earlier terminated or becomes subject to a Second Request by the FTC. The extension also allows for the expiration of the four (4) week review period contemplated by the Austrian Cartel Act, which is scheduled to expire at 11:59 p.m., Central European Time, on July 29, 2019, unless earlier terminated or extended by the FCA.

ITEM 8.    ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences replace the second, third and fourth sentences of the first paragraph in “Item 8. Additional Information—Regulatory Approvals—Foreign Regulatory Filings in Germany and Austria”:

On July 23, 2019, the FCO determined that it does not have jurisdiction over the Offer and the Merger. Following that determination, Pfizer withdrew its filing with the FCO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2019	Array BioPharma Inc.

By:	/s/ Ron Squarer

Name:	Ron Squarer
Title:	Chief Executive Officer